Exhibit 99.1

Vitru Brasil obtains registration as a publicly held company in Brazil

Florianópolis, Brazil, January 10, 2023 – Vitru Limited (Nasdaq: VTRU) (“Vitru”) today announced that its wholly owned subsidiary, Vitru Brasil Empreendimentos, Participações e Comércio S.A ("Vitru Brasil"), obtained approval of the request for registration as a securities issuer in Category B from the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”).

Pursuant to CVM regulation, Category B registration authorizes Vitru Brasil the trading of its securities in regulated markets, except for the following securities: (i) shares and share depositary receipts; or (ii) any securities that grant their holders rights to acquire the securities mentioned in item (i), as a result of its conversion or the exercise of its holders’ rights, provided that such securities are issued by such issuer/company itself or an issuer/company of its group.

This registration was requested to fulfill part of the obligations assumed by Vitru Brasil under its debentures issuance dated May 25, 2022.

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Vitru’s mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events, or other factors.

Contact:

Carlos Henrique Boquimpani de Freitas, Chief Financial and Investor Relations Officer

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/